MATERIAL CHANGE REPORT
FORM 51-102F3
Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:	REPORTING ISSUER
Fronteer Development Group Inc.
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

ITEM 2:	DATE OF MATERIAL CHANGE
December 22, 2008

ITEM 3:	NEWS RELEASE
A news release in respect of the material change was issued by Fronteer Development Group Inc. (“Fronteer”) on December 22, 2008. A copy of the news release is attached to this report as Schedule A.

ITEM 4:	SUMMARY OF MATERIAL CHANGE
On December 22, 2008, Fronteer announced its intention to make an offer to acquire all of the outstanding common shares (the “Common Shares”) of Aurora Energy Resources Inc. (“Aurora”) that it does not already own (the “Offer”), subject to certain terms and conditions that will be outlined in the definitive Offer documentation. Pursuant to the Offer, Aurora shareholders will receive 0.825 of a common share of Fronteer for each Common Share.
Fronteer also announced that certain institutional shareholders of Aurora have entered into lock-up agreements pursuant to which they have agreed to tender an aggregate of 19,234,700 Common Shares to the proposed Offer, representing approximately 26% of the issued and outstanding Common Shares.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE
On December 22, 2008, Fronteer announced its intention to make an Offer to acquire all of the outstanding Common Shares of Aurora that it does not already own. Pursuant to the Offer, Aurora shareholders will receive 0.825 of a common share of Fronteer for each Common Share. The Offer represents a premium of approximately 166% over the December 19, 2008 closing price of the Common Shares of $0.97, based on a closing price of $3.13 per Fronteer common share on the Toronto Stock Exchange (“TSX”) on that same date, the last trading day prior to the announcement. The Offer also represents a premium of approximately 96% based on the volume weighted average trading prices of Fronteer and Aurora on the TSX for the 20 trading days ended December 19, 2008.
Fronteer owns and controls 30,947,336 Common Shares, representing approximately 42% of the outstanding Common Shares. Fronteer also announced that certain institutional shareholders of Aurora have entered into lock-up agreements pursuant to which they have agreed to tender an aggregate of 19,234,700 Common Shares to the proposed Offer, representing approximately 26% of the issued and outstanding Common Shares. The remaining approximately 32% of the outstanding Common Shares are widely held.
It is anticipated that the Offer will be made by way of a formal offer and take-over bid circular to be mailed to all Aurora shareholders no later than January 30, 2009. The Offer will be subject to certain terms and conditions that will be outlined in the definitive Offer documentation.
For further details, please see the news release attached as Schedule A hereto.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102
Not applicable.

ITEM 7:	OMITTED INFORMATION
Not applicable.

ITEM 8:	EXECUTIVE OFFICER
The following executive officer of Fronteer is knowledgeable about the material change and this report:
Sean Tetzlaff
Chief Financial Officer and Corporate Secretary
604-632-4677

ITEM 9:	DATE OF REPORT
DATED at Vancouver, British Columbia this 29th day of December, 2008.

by	(signed) Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer & Corporate Secretary

Schedule A
FRONTEER ANNOUNCES INTENTION
TO ACQUIRE
AURORA ENERGY RESOURCES INC.
VANCOUVER, December 22, 2008 — Fronteer Development Group Inc. (“Fronteer” or the “Company”) (FRG — TSX/NYSE-A) announced today that it intends to make an offer to acquire all of the outstanding common shares (“Common Shares”) of Aurora Energy Resources Inc. (“Aurora”) that it does not already own (the “Offer”).
Pursuant to the Offer, Aurora shareholders will receive 0.825 of a Fronteer common share for each Common Share. The Offer represents a premium of approximately 166% over the December 19, 2008 closing price of the Common Shares of $0.97, based on a closing price of $3.13 per Fronteer common share on the Toronto Stock Exchange (“TSX”) on that same date, the last trading day prior to the announcement. The Offer also represents a premium of approximately 96% based on the volume weighted average trading prices of Fronteer and Aurora on the TSX for the 20 trading days ended December 19, 2008.
Fronteer owns and controls 30,947,336 Common Shares, representing approximately 42% of the outstanding Common Shares, making it Aurora’s single largest shareholder. Certain institutional shareholders of Aurora have entered into lock-up agreements pursuant to which they have agreed to tender an aggregate of 19,234,700 Common Shares to the proposed Offer, representing approximately 26% of the issued and outstanding Common Shares. The remaining approximately 32% of the outstanding Common Shares are widely held.
The acquisition of Aurora would provide the following benefits to Fronteer shareholders:
•	Strengthens Fronteer’s balance sheet by combining Fronteer’s approximate $81 million current cash and cash equivalents balance with Aurora’s approximate $105 million current cash and cash equivalents balance, for a total of $186 million, thereby increasing the amount of cash per share from approximately $0.97 per Fronteer share to approximately $1.57 per Fronteer share, following the transaction.

•	Eliminates the need for Fronteer to seek equity financing or incur debt to further explore or develop its projects.

•	Increases capacity for growth through further M&A activity.

•	Simplifies ownership of one of the world’s largest undeveloped uranium projects, the Michelin Project in the Central Mineral Belt of coastal Labrador.
In addition to the significant premium, the Offer would provide the following benefits to Aurora shareholders:
•	Continued exposure to uranium, but with added exposure to Fronteer’s portfolio of gold and gold-copper assets and a higher growth profile within an expanded international setting.

•	Diversified mineral exposure beyond Aurora’s single asset that is subject to a three-year uranium mining moratorium, currently restricting further development (other than exploration) in the near term.

•	If the Offer is completed, based on Fronteer’s and Aurora’s current cash (and equivalents) positions, provides an improved cash per share position of approximately $1.57 per share in the combined company, compared with Aurora’s current $1.43 per share.
Fronteer is an exploration and development company committed to discovering and advancing deposits with strong production potential. Fronteer’s vision is to advance a robust pipeline of projects stretching from exploration through to production. The Company has an interest in several major gold and copper-gold projects throughout Nevada, USA and northwest Turkey. Among its large portfolio of precious metal mineral rights in Nevada, the Company’s key projects include a 100% interest in Northumberland, one of the largest undeveloped Carlin-style gold deposits in the state; a 51% interest in Long Canyon as part of a joint venture with AuEx Ventures Inc., a discovery defining an entirely new gold trend in the Eastern Great Basin; and Sandman, a property in which Newmont Mining Corporation has the option to acquire up to a 60% interest by advancing the project to a production decision by 2011. In Turkey, as part of a joint venture with Teck Cominco Ltd., Fronteer has built and retained a 40% interest in a new mineral district that includes two gold deposits and a third copper-gold porphyry deposit.
Fronteer has no debt and is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately $81 million in cash and cash equivalents held with large Canadian commercial banks. Further information about Fronteer may be found in its continuous disclosure documents filed with Canadian securities regulators and the United States Securities and Exchange Commission at www.sedar.com and www.sec.gov, respectively.
It is anticipated that the Offer will be made by way of a formal offer and take-over bid circular to be mailed to all Aurora shareholders no later than January 30, 2009. The Offer will be subject to certain conditions that will be outlined in the definitive Offer documentation. This press release does not constitute an offer for or solicitation of Common Shares in any jurisdiction. Any such solicitation would be made only by formal offer and take-over bid circular and only in those jurisdictions where Fronteer may legally do so.
Fronteer has been advised that a special committee of Aurora has been established and that the special committee will respond to Fronteer’s Offer in a timely manner.
RBC Capital Markets is acting as financial advisor to Fronteer. Davies Ward Phillips & Vineberg LLP is acting as legal counsel to Fronteer.
FURTHER INFORMATION
For further information about Fronteer, please visit www.fronteergroup.com or contact:
Mark O’Dea, Ph.D, P.Geo, President & Chief Executive Officer
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

U.S. Shareholders
This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Aurora or Fronteer made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). The Offer will be made to these persons solely under the registration statement, offer to purchase, prospectus and other offer documents that Fronteer expects to file with the United States Securities and Exchange Commission. U.S. investors and security holders are advised to read these documents carefully when they become available, because they will include important information regarding the Offer. At that time, investors and stockholders may obtain a free copy of the offer to purchase, prospectus, the related letter of transmittal and certain other Offer documents from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Fronteer. YOU SHOULD READ THE OFFER TO PURCHASE, PROSPECTUS AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.
Except for the statements of historical fact contained herein, certain information presented constitutes forward-looking statements. Such forward-looking statements include, without limitation, those with respect to potential expansion of mineralization, plans for exploration and development, potential future production, exploration budgets and timing of expenditures and community relations activities and any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements, and involve known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of Fronteer to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, changes in government legislation, changes in ownership interest in a project, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, copper, silver and uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, international operations and joint ventures, estimation of reserves and resources, government regulation and permitting matters, the satisfaction of conditions to any Offer, the occurrence of any event, change or other circumstance that could give rise to the termination of the lock-up agreements relating to the proposed transaction, ability to obtain all necessary regulatory approvals, a delay in the consummation of the proposed transaction or the failure to complete the proposed transaction for any other reason, the amount of costs, fees and expenses related to the proposed transaction, the anticipated benefits to Aurora and Fronteer shareholders and other expected or anticipated benefits of the proposed acquisition, as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s Annual Information Form and Fronteer’s latest Form 40-F on file with the Canadian securities regulators and the U.S Securities and Exchange Commission. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause Fronteer’s plans, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.